Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)
For the nine Months Ended December 31, 2008 and 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4 3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity’s auditor.

“F. George Orr”

F. George Orr
Chief Financial Officer and Director

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Balance Sheets
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	December 31, 2008	March 31, 2008
Assets
Current
Cash and cash equivalents	$ 247,381	$ 163,437
Accounts receivable (Note 3)	1,507,024	462,156
Prepaid expenses (Note 6)	446,854	2,119,546
Inventories (Note 8)	116,743	617,195

	2,318,002	3,362,334
Restricted Cash	-	108,471
Property and Equipment (Note 4)	1,683,859	1,135,108
Product License (Note 5 and 7)	1	1

	$ 4,001,862	$ 4,605,914

Liabilities and Shareholders' Deficiency

Current
Accounts payable & Accrued liabilities	$ 835,948	$ 536,563
Current portion of long-term debt	-	16,250
Promissory notes payable (Note 13)	1,931,058	270,167
Due to related parties (Note 10)	2,762,713	1,490,516
Convertible notes (Note 9)	8,248,442	5,202,741

	13,778,161	7,516,237
Long-term debt	-	158,612

	13,778,161	7,674,849
Shareholders' Deficiency
Share capital (Note 12(b))	20,543,236	16,691,282
Contributed surplus (Note 12(e))	6,307,692	4,203,394
Conversion component of convertible notes (Note 12(f))	3,485,496	3,591,398
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(36,875,353)	(24,317,639)

	(9,776,299)	(3,068,935)

	$ 4,001,862	$ 4,605,914

Going-concern (Note 1), Commitments (Notes 5, 7, 9, 11, 12, 13) and Subsequent Events (Note 16)

On behalf of the board
         "Glen Kertz"                                            Director                                           "F. George Orr"                                           Director

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Operations and Deficit
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2008	2007	2008	2007

Expenses
Product development	$ 2,403,380	$ 1,937,834	$ 6,057,847	$ 3,282,655
Interest and accretion	1,452,336	94,660	2,897,432	431,124
Investor relations	201,229	416,931	791,950	790,930
Advertising and media development	77,465	670,849	448,418	1,372,286
Professional fees	132,319	147,549	404,450	235,832
Office and miscellaneous	135,068	63,538	373,791	186,713
Travel	57,713	99,799	222,066	211,906
Non cash financing expense	-	-	181,258	259,333
Amortization	49,358	17,752	132,186	34,386
Rent	30,778	22,401	103,129	43,101
Filing and transfer agent fees	8,192	11,379	20,056	29,282
Loss from Operations	4,547,838	3,482,692	11,632,583	6,887,548

Other (Income) Expense
Foreign exchange loss (gain)	1,018,320	13,043	925,131	(539,584)

Net Loss and Comprehensive Loss for Period	5,566,158	3,495,735	12,557,714	6,347,964
Deficit During Development Stage, Beginning of Period,	31,309,195	17,526,399	24,317,639	14,674,170

Deficit During Development Stage, End of Period	$36,875,353	$21,022,134	$36,875,353	$21,022,134

Loss Per Share - Basic	$ 0.109	$ 0.100	$ 0.257	$ 0.190

Weighted Average Number of Common Shares Outstanding	50,991,403	35,126,854	48,899,241	33,437,726

See Notes to the interim consolidated financial s tatements

Valcent Products Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited and Prepared by Management
(Expressed in Canadian Dollars)

	Three Months Ended December 31, 2008		Nine Months Ended December 31, 2008
	2008	2007	2008	2007
Cash Provided By (Used In)
Operating Activities
Net loss for year	$ (5,461,685)	$ (3,495,735)	$ (12,557,714)	$ (6,347,964)
Items not involving cash:
Product development	480,462	730,307	1,603,460	849,494
Investor relations	111,031	312,613	573,447	532,237
Interest and accretion	1,442,141	91,705	2,882,432	419,256
Non cash financing expense	-	-	181,258	259,333
Amortization	49,358	17,752	132,186	34,386
Unrealized Foreign exchange loss (gain)	723,013	13,043	723,013	(539,584)
Changes in non-cash working capital items	420,154	(21,182)	(163,672)	(26,579)
	(2,235,526)	(2,351,497)	(6,625,590)	(4,819,421)
Investing Activity
Property and equipment	(374,750)	(119,867)	(680,937)	(148,365)
	(374,750)	(119,867)	(680,937)	(148,365)
Financing Activities
Proceeds from share issuances	-	3,727,222	2,169,955	5,194,568
Proceeds from convertible notes	-	256,985	2,250,818	1,093,050
Proceeds from subscriptions received	(212,564)	(293,994)	-	78,089
Advances/notes from third parties	1,622,596	-	1,622,596	(5,664)
Long term debt repayment	-	(47,153)	(66,391)	(52,817)
Advances/notes from related parties	1,305,600	(437,041)	1,413,493	(437,041)
	2,715,632	3,206,019	7,390,471	5,875,849

Increase (Decrease) in Cash During Period	105,356	734,655	83,994	908,063
Cash and Cash Equivalents, Beginning of Period	142,025	488,380	163,437	314,972
Cash and Cash Equivalents, End of Period	$ 247,381	$ 1,223,035	$ 247,381	$ 1,223,035

See notes to the interim consolidated financial statements .

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

1.      Financial Statement Presentation, Nature of Business, and Ability to Continue as a Going-Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company is in the development stage and is engaged principally in the development and marketing of industrial green technology products and processes for global markets. The Company had previously been pursuing various business opportunities and effective March 24, 2004 discontinued those operations. During the year ended March 31, 2006, the Company acquired a license to certain proprietary technology (Note 5). The development of these products has been the Company’s primary business.

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the March 31, 2008 annual financial statements. They do not, however, conform in all respects to the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual statements and as such these statements should be read in conjunction with our March 31, 2008 annual financial statements.

The Company considers its development stage operations to have commenced during fiscal 2006. During the year ended March 31, 2006, the Company also formed a wholly owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States. In turn Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly owned limited liability company under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc. under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner. During the year ended March 31, 2007, the Company incorporated Valcent Products EU Limited in England to conduct future anticipated operations in Europe.  During May, 2008, Valcent USA, Inc. and Global Green Solutions Inc. formed Vertigro Algae Technologies, LLC, a Texas LLC, which is owned 50% by each party.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going-concern, which assumes the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at December 31, 2008, the Company had an accumulated deficit of $36,875,353 (2007 - $21,022,134) and a working capital deficiency of $11,460,159 (2007 - $4,041,855). The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations, and the Company’s ability to obtain financing.

These interim consolidated financial statements do not include any adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going-concern.

2.         Significant Accounting Policies

These interim financial statements have been prepared in accordance with Canadian GAAP, certain of the significant accounting policies used in these consolidated interim financial statements are as follows:

(a)	Principles of consolidation

These interim financial statements include the accounts of Valcent Products Inc. and its wholly owned, integrated subsidiaries, Valcent Products EU Limited (“Valcent EU”) and Valcent USA, Inc. (“Valcent USA”), and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC (“Valcent Management”), and Valcent Manufacturing Ltd. (“Valcent Manufacturing”), in which Valcent Management is the general partner and Valcent USA is the limited partner. In addition, these interim financial statements also include the Company’s proportionate share of the assets, liabilities, income and expenses of the Vertigro Joint Venture (Note 7) Vertigro Algae Technologies, LLC (“Vertigro Algae”). All significant inter-company transactions and balances have been eliminated.

(b)	Research and product development costs

Research costs are expensed as incurred. At this time, development costs, which meet Canadian GAAP criteria including reasonable assurance regarding recoverability, are capitalized and amortized over the expected economic useful life of the product.  No development costs have been deferred to date.  As the Company is in the development stage, any revenue derived from the test marketing and development of products is considered to be an expense recovery and is, therefore, netted against product development costs.

(c)	Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of 90 days or less from the date purchased to be cash equivalents.

(d)	Property and equipment

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Other assets are amortized using the declining balance method at an annual rate of 10% for building, 20% for equipment, 30% for computer equipment, 20% for furniture and fixtures, and 20% for automobiles.

During the year of acquisition, amortization is 50% of amounts otherwise determinable.

(e)	Foreign currency transactions and translation

The Company’s functional and reporting currency is the Canadian dollar. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the year-end exchange rates;
(ii)	Non-monetary assets and liabilities, at historical exchange rates; and
(iii)	Revenue and expense items, at the average rate of exchange by quarter except for amortization of property and equipment, which is translated at the same rate as the related asset.

Gains and losses arising from the translation of foreign currency are included in operations for the year.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

2.	Significant Accounting Policies (Continued)

(f)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include allowance for doubtful accounts, the net realizable value of inventories, impairment of property and equipment, rates of amortization, fair value of product license, amount of accrued liabilities, the variables used to calculate interest, accretion and financing costs on convertible notes, the variables used to calculate the fair value of stock-based compensation, and the determination of the valuation allowance for future income tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(g)	Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  Diluted loss per share is not presented where the effect of conversion on exercise of options and warrants and similar instruments would be anti-dilutive.

(h)	Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

2.    Significant Accounting Policies (Continued)

(i)	Non-monetary consideration

In situations where common shares are issued and the fair value of the goods or services received is not readily determinable, the fair value of the common shares is used to measure and record the transaction. The fair value of the common shares issued in exchange for the receipt of goods and services is based on the stock price as of the earliest of:

(i)	the date at which the counterparty’s performance is complete;
(ii)	the date at which a commitment for performance by the counterparty to earn the common shares is reached; or
(iii)	the date at which the common shares are issued if they are fully vested and non-forfeitable at that date.

(j)	Impairment of long-lived assets

Long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  An impairment loss would be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value, with fair value generally based on future discounted cash flows.

(k)	Revenue recognition

Revenue from the sales of products is recognized when the product has been delivered to the purchaser, the price is fixed or determinable, and when collectability is reasonably assured. Sales during the development stage are netted against product development costs (Note 3).

Interest income is recognized on an accrual basis as earned at the stated rate of interest of the investment over the term to maturity.

(l)	Changes in accounting policies

There have been no changes in accounting policies during the nine months ended December 31, 2008.

 3.    Accounts Receivable

Accounts receivable as at December 31, 2008 consists of $1,507,024, of which $625,198 (2007 $167,945) is due from the Global Green Solutions Inc. (“Global Green”), the Company’s joint venture partner in the development of the Company’s High Density Vertical Bio-Reactor technology (“Vertigro”); and $787,524 in amounts due pertaining to advances provided on the potential sale of Global Green’s 50% interest in Vertigro Algae, the joint venture company developing Vertigro; $16,147 net of allowance for doubtful accounts of $25,196 from test sales relating to the Company’s Nova Skin Care System; and $78,155 (2007 $38,568) in value added tax is owed to a subsidiary, Valcent Products EU Limited and goods and for services tax receivable by Valcent Products, Inc.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management
4.   Property and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value
	December 31, 2008	December 31, 2008	December 31, 2008
Leasehold improvements	$ 201,034	$ 34,256	$ 166,779
Computer equipment	145,806	63,026	82,779
Furniture and fixtures	103,769	34,895	68,874
Building	686,750	39,724	647,026
Equipment	430,885	34,525	396,360
Automobiles	54,696	7,894	46,802
Land	275,240	-	275,240
	$ 1,898,179	$ 214,320	$ 1,683,859

		Accumulated	Net Book
	Cost	Amortization	Value
	March 31, 2008	March 31, 2008	March 31, 2008

Leasehold improvements	$ 167,593	$ 20,731	$ 146,862
Computer equipment	121,320	31,605	89,715
Furniture and fixtures	89,134	20,684	68,450
Building	389,348	4,951	384,397
Equipment	134,895	3,351	131,544
Automobiles	39,711	811	38,900
Land	275,240	-	275,240
	$ 1,217,241	82,133	$ 1,135,108

5.       Product License

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, a Duster, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a director in common.

In conjunction with the Agreement, the Company agreed to issue Pagic and its assignees 20,000,000 common shares at a deemed cost of $1,000,000, based on the historical cost of the license, of which 11,611,975 shares were issued during the year ended March 31, 2006 and the balance during the year ended March 31, 2007. Of the 20,000,000 common shares issued, 9,428,205 common shares were issued to parties that became related parties to the Company.

As part of the Agreement, the Company is committed to pay Pagic and its assignees, royalties of US$10 per Nova Skincare System unit sold, US$2 per Duster unit sold and 4.5% of Tomorrow Garden  Kit  net  sales.  In addition, the Company must pay a royalty of 3% of net sales related to

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

5. Product License (Continued)

ancillary product sales from these products.  If the Company elects to acquire the rights to future products developed by Pagic, they must pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales.

In order to keep the products under license, the Company must pay a minimum royalty for each of the Nova Skincare System, Duster and Tomorrow Garden Kit and their related ancillary products of US$37,500 beginning April 1, 2007 and US$50,000 per year thereafter. For any new products acquired they will be subject to minimum royalties of US$50,000 per year beginning April 1, 2007.

To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic shall be at least US$400,000 per year beginning April 1, 2007. During the year ended March 31, 2008, $565,135 (2007 - $269,745) was paid or accrued to Pagic under the terms of the license. During the nine months ended December 31, 2008, approximately $216,142 was paid or accrued to Pagic.

Due to uncertainty in determining future cash flows related to products under license, the Company, during the year ended March 31, 2008, wrote-down the value of the product license by $1,306,074 to $1.

On May 5, 2008, Vertigro Algae executed a Technology License Agreement (“Technology License”) together with Pagic, West Peak, and the Company’s subsidiary, Valcent, USA Inc.  The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications worldwide (“Algae Biomass Technology”)(Note 8).

6.           Prepaid Expenses

Prepaid expenses as at December 31, 2008 consists of $446,854 (2007 - $30,637), $376,995 of which is the deferred portion of investor relations and business consulting services agreements, $60,501 of prepaid rent and equipment deposits relating to the operations of Valcent UK operations, with the balance consisting of $9,358 in prepaid insurance deposits.

7.           Vertigro Joint Venture

On October 2, 2006, the Company entered into a letter agreement replaced on July 9, 2007 by the Vertigro Algae Stakeholders Letter of Agreement, (together “LOA”) with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green, whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture named “Vertigro” in which Global Green agreed to provide up to US$3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 initial funding commitment. Until such time as the joint venture has fully repaid to Global Green the US$3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro, subject to an aggregate 4.5% royalty to Pagic and West Peak.  Vertigro covers the bio-reactor technology and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including, but not limited to bio-fuel, food, health, pharmaceutical, and animal and agricultural feeds.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

7.           Vertigro Joint Venture (Continued)

Limited Liability Company Operating Agreement for Vertigro Algae Technologies, LLC

On May 5, 2008, Valcent USA and Global Green signed a Limited Liability Company Operating Agreement (“New Operating Agreement”) replacing the LOA to form Vertigro Algae Technologies, LLC (“Vertigro Algae”), a Texas LLC, which is the formalized operating entity for the previous unincorporated operations of Vertigro.  The business activities of Vertigro Algae will be the same as when the operations were under Vertigro.  Under the New Operating Agreement, Global Green and the Company each hold a 50% stake in Vertigro Algae, and have committed to fund project development according to ownership allocation. Further, the Company will acquire assets of Vertigro, including buildings, laboratory, and equipment.  To allow for prior capital contributions, Global Green has incurred in excess of the Company’s prior aggregate capital contribution, Global Green will receive 70% of the net cash flow generated by Vertigro Algae until it has received $3,000,000 in excess of its 50% interest in such cash flow.

On September 26, 2008, the Company and Global Green entered in to an agreement for the Company to purchase Global Green’s entire interest in Vertigro Algae for US$5,000,000 and 5,000,000 restricted shares in the capital of the Company (“Vertigro Algae Purchase Agreement”).  The agreement is subject to finance and its completion has been extended to March 25, 2009 or as further agreed by the parties.  Although the parties to the Vertigro Algae Purchase Agreement have extended the closing of this agreement, the unavailability of financing may prevent completion. As a result, the Company continues to accrue amounts due from Global Green according to pro rata ownership per that required under the New Operating Agreement.

Technology License Agreement

On May 5, 2008, Vertigro Algae executed a Technology License Agreement (“Technology License”) together with Pagic, West Peak, and the Company’s subsidiary, Valcent, USA Inc.  The Technology License licenses certain algae biomass technology and intellectual property to Vertigro Algae for purposes of commercialization and exploitation for all industrial, commercial, and retail applications worldwide (“Algae Biomass Technology”).  In return for the Algae Biomass Technology, both the Company and Global Green agreed to each issue 300,000 common shares to Pagic, and also pay a one-time commercialization fee of US$50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US$50,000 in 2009, US$100,000 in 2010, and US$250,000 in 2011 and each year thereafter in which the Technology License is in place.  The Company issued the 300,000 common shares due to Pagic on August 18, 2008 at a value of $190,746 expensed to product development.

All prior agreements between the Company and Pagic that relate to the Algae Biomass Technology have been replaced by the new Operating Agreement and the Technology License.

8.   Inventories
As at December 31, 2008, inventories in the aggregate of $116,743 (2007 – 794,389) consist of raw materials inventories in the amount of $61,140 (2007 – 348,955) and finished goods in the amount of $36,684 (2007 – 445,434) relating to the Nova Skin Care System, and $18,919 (2007 - $0) relating to the Company’s Tomorrow Garden project in the UK.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

9.           Convertible Notes

Convertible note continuity:	US $						CDN $
	Balance	Q1-3 2009	Q1-3 2009	Q1-3 2009	Q1-3 2009	Balance	Balance
	March 31,	Issued	Equity/Warrant	Interest/Accret/		Dec. 31,	Dec. 31,
Date of Issue	2008	Principal	Portions	Penalty	Conversions	2008	2008

July/August 2005 (Note 10(a))	$259,825	-	-	$12,702	($101,524)	$171,003	$209,102
April 2006 (Note 10(b))	534,442	-	-	18,885	(441,874)	111,453	136,285
April 2006 (Note 10(c))	85,542	-	-	3,771	(64,410)	24,902	30,451
December 2006 (Note 10(e))	1,659,782	-	-	195,699	-	1,855,481	2,268,882
January 2007 (Note 10(f))	1,569,183	-	-	911,722	(709,995)	1,770,910	2,165,469
August 2007 (Note 10(g))	678,567	-	-	80,831	-	759,398	928,592
September 2007 (Note 10(h))	297,433	-	-	160,616	-	458,049	560,102
July 2008 (Note 10(i))*		2,168,000	(1,351,003)	777,343		1,594,340	1,949,559
	$5,084,774	$2,168,000	($1,351,003)	$2,161,569	($1,155,644)	$6,745,537	$8,248,559
	US $						CDN $
	Balance	2008	2008	2008	2008	Balance	Balance
	March 31,	Issued	Equity	Interest /		March 31,	March 31,
Date of Issue	2007	Principal	Portion	Penalty	Conversions	2008	2008

July/August 2005 (Note 10(a))	$316,957	-	-	$22,389	($79,521)	$259,825	$265,583
April 2006 (Note 10(b))	495,607	-	-	38,835	-	534,442	546,841
April 2006 (Note 10(c))	79,115	-	-	6,427	-	85,542	87,527
December 2006 (Note 10(e))	670,486	-	-	989,296	-	1,659,782	1,698,289
January 2007 (Note 10(f))	813,084	-	-	967,767	(211,668)	1,569,183	1,605,558
August 2007 (Note 10(g))	-	650,000	(230,007)	258,574	-	678,567	694,310
September 2007 (Note 10(h))	-	391,000	(213,249)	119,682	-	297,433	304,633
	$2,375,249	$1,041,000	($443,256)	$2,402,970	($291,189)	$5,084,774	$5,202,741

US$1,277,200 July – August 2005 Convertible Note

During July and August 2005, the Company issued one-year, unsecured US$1,277,200 8% per annum convertible notes and three-year warrants to acquire: (i) up to 913,332 common shares of the Company at a price per share of US$0.50; and (ii) up to an additional 913,332 common shares of the Company at a price per share of US$1.00. The holders of the convertible notes may elect to convert the notes into common shares of the Company at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; and (ii) US$0.55. Accrued and unpaid interest may be converted into common shares of the Company at US$0.50 per share.  The Company may, subject to notice provisions and the common shares trading above US$1.50 per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under the notes plus interest.  The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

 9.            Convertible Notes (Continued)

(a) US$1,277,200 July – August 2005 Convertible Note (Continued)

As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non-cash financing expense of $1,328,337. These convertible notes are unsecured, and due on demand.

In conjunction with this financing, the Company paid consultants an amount equal to 10% of the gross proceeds, which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 finders’ A warrants outstanding whereby the holders have the right to purchase 255,440 common shares at US$0.50 per share until August 5, 2008 and 425,733 finders’ B warrants whereby the holders shall have the right to purchase 425,733 common shares at US$0.75 per share until August 5, 2008.  A total of US$82,200 in registration penalties incurred in the year ended March 31, 2007 were converted to a new convertible debenture in the same amount on April 6, 2007 (Note 8(c)).

During the nine months ended December 31, 2008, interest of US$12,702 (2007 – US$12,499) was accrued on the principal balance of these convertible notes and interest and accrued principal and interest due in the amount of US$101,524 was converted to 267,221 common shares.

(b)	US$551,666 April 2006 Convertible Note

On April 6, 2006, the Company consummated a private offering transaction with and among a syndicated group of investors, pursuant to which the Company issued, in the aggregate, US$551,666 in 8% per annum convertible notes and three-year Class A and B warrants to acquire: (i) up to 735,544 shares of the Company’s common stock at a price per share of US$0.50; and (ii) up to an additional 735,544 shares of the Company’s common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of the Company’s common stock at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion; or (ii) US$0.55. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a Cashless Conversion Feature. These convertible notes are unsecured, and due on demand.

In conjunction with these private offering transactions, the Company paid consultants: (i) US$55,166 cash, representing 10% of the gross proceeds realized; (ii) 183,886 shares of common stock; (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of US$0.50; and (iv) three-year warrants to purchase up to 183,867 shares of common stock at a price per share of US$0.75.

During the nine months ended December 31, 2008, convertible note principal and accrued interest in the aggregate amount of US$441,874 was converted into 2,011,410 common shares, and interest of US$18,885 (2007 – US$21,816) was accrued on the outstanding principal balance of these convertible notes.

(c)	US$82,200 April 2006 penalty Convertible Note

On April 6, 2006, and in conjunction with certain private placements, the Company reached a verbal agreement with investors wherein the Company agreed to convert US$82,200 in accrued penalties associated with the July 25, 2005 through August 5, 2005 convertible notes into US$82,200 convertible penalty notes (Note 10(a)) carrying terms similar to the July 25, 2005 through August 5, 2005 convertible notes and an aggregate of 109,600 warrants.  These warrants carry a Cashless Conversion Feature and each warrant entitles the holder to purchase additional common shares for three years at a price of US$0.75 per share. These convertible notes are unsecured and due on demand.

During the nine months ended December 31, 2008, interest of US$3,771 (2007 – US$3,435) was accrued on the principal balance of these convertible notes. During the nine months ended December 31, 2008, convertible note principal and accrued interest in the aggregate amount of US$64,410 was converted into 323,899 common shares.

(d)	Warrant Exercise Price Reduction and Registration Penalty Interest

Certain of the July and August 2005 and the April 6, 2006 convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration effective date plus a reduction in the warrant price of certain of the warrants issued of US$0.10.  As a result of the Company not filing its registration statement until April 27, 2006, the Company incurred penalties, which have been included in interest expense. An aggregate of 3,407,372 previously issued share purchase warrants relating to certain of the July and August 2005 and the April 6, 2006 convertible notes have reduced exercise prices from US$0.50, US$0.75, and US$1.00 to US$0.40, US$0.65, and US$0.90, respectively. In 2007, the Company recognized $80,102 in interest expense with the corresponding amount to contributed surplus as a result of re-valuation of the warrants upon the change in the pricing. The registration statement was subsequently declared effective.

(e)	US$1,500,000 December 2006 Convertible Note

On December 1, 2006, the Company accepted subscriptions of US$1,500,000 towards a private placement of 8% per annum, unsecured, convertible notes and three-year warrants to acquire: (i) up to an aggregate of 2,000,000 shares of the Company’s common stock at a price per share of US$0.50; and (ii) up to an additional 2,000,000 shares of the Company’s common stock at a price per share of US$1.00. Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of the Company’s common stock at the lesser of: (i) 70% of the average of the five lowest closing bid prices for the Company’s common stock for the ten trading days prior to conversion; or (ii) US$0.55. The convertible notes carry a redemption feature, which allows the Company to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that the common shares have a closing price of US$1.50 per share for at least twenty consecutive trading days and there has otherwise been no default. These convertible notes are unsecured and due on demand. The common stock purchase warrants may be exercised on a cashless basis. After December 31, 2008, this convertible note accrues interest at the rate of 15% per annum.

During the nine months ended December 31, 2008, interest of US$195,699 (2007 – US$64,316) was accrued on the principal balance of these convertible notes.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

9.            Convertible Notes (Continued)

(e)     US$1,500,000 December 2006 Convertible Note (Continued)

The right of the note holders to convert into the Company’s common stock is subject to the contractual agreement between the parties that any conversion by the note holders may not lead at the date of such conversion to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities, or any other financial instruments convertible into common equity.

(f)	US$2,000,000 January 2007 Convertible Note

On January 29, 2007, the Company completed a private placement comprised of $2,000,000 convertible notes. The convertible notes will mature on December 11, 2008, carry interest at 6% per annum and are unsecured. The notes are convertible into “Units” at the note holders’ discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. The notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days’ written notice to the note holders. Interest on the notes will be compounded annually and be cumulative until the earlier of either the date the Company achieves pre-tax earnings or the end of the term. At the discretion of the note holders, interest on the notes is payable in either cash or units at US$0.50 per unit. In connection with this financing, the Company has paid consultants US$108,000 in cash and issued 135,000 warrants exercisable at US$0.50 per unit, with each unit consisting of one common share and one share purchase warrant to purchase a further common share at US$0.70 per share until December 11, 2008. The Company is obligated to file a resale registration statement on the underlying securities within four months of closing, which it has failed to do.

As a result of the failure to file the registration statement, the Company recorded penalties of US$120,000 as of March 31, 2007 and a further US$289,973 during the year ended March 31, 2008.  During the nine months ended December 31, 2008, interest and accretion of the convertible debenture in the aggregate of US$911,722 (2007 – US$294,301) was accrued on the principal balance of these convertible notes; the principal portion of the notes was increased owing to the accretion of interest expense in the same amount relating to convertible debenture equity conversion component.  During the nine months ended December 31, 2008, convertible note principal and accrued interest in the aggregate amount of US$625,000 was converted into 1,417,984 common shares.

The Company has acted to change certain terms and conditions of US$1,150,000 in these convertible notes effecting a) the change of conversion price from US$0.50 per unit to US$0.30 per unit, b) the change of the term of the debt from December 11, 2008 to December 11, 2009, c) the change to the conversion unit’s warrant exercise price issuable from US$0.70 to US$0.50, and d) the extension of the unit’s embedded warrant exercise term from December 11, 2008 to December 11, 2010.  These changes, retroactive to November, 2008, are subject to board of director’s approval.

(g)	US$650,000 August 2007 Convertible Note

On August 10, 2007, the Company issued an unsecured convertible term promissory note in the amount of US$650,000 to a third party. The convertible note is due on demand and bears interest at 6% with both interest and principal convertible at the option of the lender into units at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share.  After November 25, 2008, this convertible note accrues interest at the rate of 15% per annum. During the nine months ended December 31, 2008, interest of US$80,831 (2007 – US$10,869) was accrued on the principal balance of these convertible notes.

The Company is required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis, but has failed to do so within terms agreed.  A one-time financial penalty of US$28,567 for failure to register the securities underlying this convertible note within 180 days from the date of issuance has been incurred in the year ended March 31, 2008.

The right of the note holder to convert into the Company’s common stock is subject to the contractual agreement between parties that any conversion by the note holder may not lead, at the date of such conversion, to an aggregate equity interest in the common stock of the Company greater than 9.99% inclusive of any derivative securities including options, warrants, convertible debt, any other convertible debt securities, or any other financial instruments convertible into common equity.

(h)	US$391,000 September 2007 Convertible Note

On September 27, 2007, the Company issued unsecured one-year term convertible notes bearing interest at 6% per annum in the amount of US$391,000 to third parties.  Both interest and principal may be converted at the option of the lender at any time at US$0.60 per unit, with each unit consisting of one common share and one-half share purchase warrant, with each whole share purchase warrant exercisable at US$0.75 to purchase an additional common share for a two-year term from the date of conversion.

The Company was required to register for trading the securities underlying the conversion features of this convertible note on a best efforts basis, but has failed to do so within terms agreed.  A one-time financial penalty of US$23,460 for failure to register the securities underlying this convertible note within 90 days from the date of issuance has been incurred during the year ended March 31, 2008.

During the nine months ended December 31, 2008, interest and accretion of the convertible debenture in the aggregate of US$11,762 (2007 – US$373) was accrued on the principal balance of these convertible notes; the principal portion of the notes was increased owing to the accretion of interest expense in the same amount relating to convertible debenture equity conversion component.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

9. Convertible Notes (Continued)

(i)	US$2,428,160 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, senior secured convertible promissory notes in the amount of US$2,428,160 with an aggregate purchase price of US$2,168,000 with four investors, one of which was the Company’s Chief Financial Officer as to US$168,000. The debt is convertible into shares of common stock at the lesser of US$0.51 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants, one warrant being redeemable by the Company and the other being non-redeemable. The non-redeemable warrants are exercisable at US$0.55 and permit the holder to purchase shares of common stock equal to 100% of the number of shares issuable upon the conversion of the notes calculated on July 21, 2008. The redeemable warrants are exercisable at US$0.75 and permit the holder to purchase common stock equal to 50% of the number of shares issuable upon the conversion of the notes issued calculated on the closing date. The Company issued a total of redeemable warrants to purchase an aggregate of 4,761,098 shares of common stock and a total of redeemable warrants to purchase an aggregate of 2,380,550 shares of common stock. Further, the Company issued 439,216 non-redeemable warrants and 219,608 redeemable warrants and $160,000 in cash fees to close the transaction. Each non-redeemable warrant is exercisable at US$0.55, and each redeemable warrant is exercisable at US$0.75; warrants carry a term of five years from the date of closing of the financing. The redeemable warrants may be redeemed by the Company only if certain conditions have been satisfied including the Company’s common stock having closed at $1.50 per share for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the Securities Act.

During the nine months ended December 31, 2008, interest and accretion of the convertible debenture in the aggregate of US$777,343 (2007 – US$0) was accrued on the principal balance of these convertible notes; the principal portion of the notes was increased owing to the accretion of interest expense in the same amount relating to convertible debenture equity conversion component.  The above warrants in this convertible note become exercisable at $0.30 per warrant share according to contractual provisions, subject to Board of Directors approval.

The Company has acted to change the terms and conditions of certain convertible notes affecting ratchet provisions of warrants issued in conjunction with these convertible notes.  Retroactive to November, 2008, warrants listed above will all be exercisable at US$0.30 per share for the remainder of their terms.  This action is subject to board of directors approval.

10.     Related Party Transactions

Related party transactions are in the ordinary course of business and are measured at the exchange amount at the time the agreement is entered into or services are provided.  Related party transactions not disclosed elsewhere in these interim financial statements are as follows:

Nine Months ended December 31, 2008
(a) Payments to Pagic, a company related by a common officer and director, for product development expenses including royalties Value of shares issued pursuant to Technology License	$ 216,142 $ 190,746
(b) Charges from CFO and director for professional fees	$ 27,000
Interest on advance from CFO, at 10% interest per annum	$ 2,055
Unsecured advances at 10% per annum	$ 275,000
Conversions of advances and fees to convertible debt (Note 9 (i))	US$ 168,000
Charges from private companies with this director in common for:
(i) Office rent	$ 22,500
(ii) Consulting fee	$ 112,500
(iii) Repayment of advance received	$ 10,000
(c) West Peak and its principal shareholder, a beneficial owner of more than 5% of the Company’s common shares:
(i) Unsecured loan advances/interest at 8% interest per annum (ii) Consulting fees	$ 1,288,493 $ 47,500
(d) Advertising and consulting services of a private company with an ex-director in common	$ 173,916
(e) Operational management consulting services of a director	$ 26,250
(f) Operational management consulting services of a director and a related company	$ 81,000
(g) Unsecured loan advances, at 8% interest per annum received from a director of the Company and repaid during the period	$ 105,242

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

10.           Related Party Transactions (Continued)

Due to related parties includes the following amounts at December 31, 2008 in respect to certain of the above and previous transactions:

December 31, 2008
(a) Pagic royalties, etc.	$ 195,479
(b) CFO charges, interest and advances	142,475*
(c) Consulting services, unsecured loan advances and related interest	2,328,220
(d) and (e) Operational management consulting	39,175
Unsecured loan advances from a company with a director in common	57,364
$ 2,762,713

*In addition, the CFO participated in convertible notes (see 9 (i)).

11.             Commitments

Commitments not disclosed elsewhere in these interim financial statements are as follows:

On November 16, 2007, Valcent EU leased office and development space in Launceston, Cornwall, UK, under a ten-year lease beginning November 15, 2007 and ending on November 15, 2017 at a quarterly cost of $26,017 (GB£12,550).  There were 8 years and 10.5 months remaining on the lease as at December 31, 2008.

12.  Share Capital

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – None issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount

Balance, as at March 31, 2008	44,276,321	16,691,282
Shares issued for private placement	3,252,666	1,567,336
Shares issued for promissory note interest	100,000	65,432
Shares issued for consulting services	754,000	489,602
Shares issued for convertible debt principal and interest	4,022,614	2,168,438
Shares issued for warrants exercised	383,331	193,391
Reallocation of equity from modified warrant terms	-	(632,244)
Balance, as at December 31, 2008	52,788,932	20,543,236

During the nine months ended December 31, 2008, the Company:

(i)
Completed private placement of units whereby a total of 3,252,666 units were issued at US$0.60 per unit for gross proceeds of $1,976,564.  Each unit consists of one common share and one-half common share purchase warrant with each whole warrant exercisable at US$0.75 to purchase an additional common share of the Company. The fair value of aggregate warrants issued in the amount of $409,228 was classified as contributed surplus.

(ii)	Issued 100,000 shares in connection with interest charges regarding a promissory note valued at $65,432;

(iii)
Issued 420,000 shares in connection with two financial consulting services agreements for investor relations and product development services valued at an aggregate of $285,262, and 300,000 shares valued at $190,746 issued to a company affiliated with a director and officer of the Company relating to the Technology License and charged to product development.  A further 34,000 shares settled for services rendered under a public relations agreement;

(iv)	Issued 4,022,614 common shares upon conversion of US$1,155,644 of convertible notes and interest of US$162,159 to convertible debenture holders;

(v)	Issued 383,331 common shares upon the exercise of 383,331 warrants at US$0.50 per share;

(vi)
On July 15, 2008, the Company agreed to change the term of certain warrants issued previously as part of various private placements.  1,393,982 warrants exercisable at US$0.40 to US$0.90 per share expiring in July and August 2008 were extended to April 9, 2009, and 2,872,224 warrants expiring in July and August 2009 were extended to December 31, 2008.  The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing a risk free interest rate of 1.8% and expected volatility of 64%.  The warrants with extended terms resulted in a fair value of $632,244 reclassified from share capital to contributed surplus warrants. These warrants have lapsed according to their terms.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

12. Share Capital (Continued)

(c)	Stock options

The Company has a stock option plan (“Plan”) that allows for share options to be issued to employees, directors, officers, and consultants on both a qualified and non-qualified basis. The aggregate number of shares of common stock as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding shares of common stock and the number of shares of common stock as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding shares of common stock. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee, and subject to the requirements of the exchange on which the Company’s common shares are traded, or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

Details of the status of the Company's stock options as at March 31, 2008 and at December 31, 2008 are as follows:

		Weighted
		Average
	Number	US Exercise
	of Options	Price
Options outstanding, March 31, 2007	3,835,000	$ 0.58
Granted	2,315,000	$ 0.69
Forfeited	(235,000)	$ 0.60
Exercised	(175,000)	$ 0.50
Options outstanding, March 31, 2008	5,740,000	$ 0.63
Granted	200,000	$ 0.70
Forfeited	(125,000)	$0.50
Options outstanding, December 31, 2008	5,815,000	$ 0.63
Options exercisable, December 31, 2008	5,365,000	$ 0.63

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

12.  Share Capital (Continued)

(c)	Stock options (Continued)

As at March 31, 2008 and December 31, 2008, the following stock options were outstanding:

Expiry Date	US Exercise Price	Number of Options	Exercisable
March 22, 2009	$ 0.60	500,000	450,000
November 10, 2009	$ 0.60	650,000	450,000
March 1, 2010	$ 1.00	75,000	75,000
April 1, 2010	$ 0.70	600,000	600,000
April 9, 2010	$ 0.80	50,000	50,000
June 30, 2010	$ 0.60	200,000	200,000
October 2, 2010	$ 0.70	200,000	-
October 10, 2010	$ 0.70	300,000	300,000
December 20, 2010	$ 0.60	300,000	300,000
October 10, 2011	$ 0.70	750,000	750,000
December 13, 2011	$ 0.55	1,650,000	1,650,000
December 20, 2011	$ 0.70	155,000	155,000
March 21, 2012	$ 0.60	300,000	300,000
March 31, 2012	$ 0.70	85,000	85,000
		5,815,000	5,365,000

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

12.  Share Capital (Continued)

(d)	Warrants

Each of the Company’s share purchase warrants are exercisable into one common share. The changes during the nine month period ended December 31, 2008 are as follows:

	Number of Warrants	Weighted Average US Price

Warrants outstanding and exercisable,
March 31, 2008	15,752,251	$ 0.74
Granted	10,473,647	$ 0.64
Expired	(5,151,243)	$ 0.75
Exercised	(383,331)	$ 0.50
Warrants outstanding and exercisable,
December 31, 2008	20,691,324	$ 0.69

The Company applies the fair value method using Black-Scholes option pricing model in accounting for warrants.  During the period ended December 31, 2008, 10,473,647 warrants were granted (2007 – 4,184,601) as follows:

(i) 1,626,333 warrants exercisable at US$0.75 per share which resulted in $409,228 (2007 - $298,738) as fair value of the warrants recorded in share capital valued using a risk free interest rate of 2.75%, expected volatility of 74%, and a term of 2 years;

(ii) 5,200,313 warrants exercisable at US$0.55 per share and 2,600,158 warrants exercisable at US$0.75 per share which resulted in $865,646 as fair value of these warrants issued in conjunction with certain convertible notes issued in the period recorded in contributed surplus valued using a risk free interest rate of 3.32%, expected volatility of 105.77%, and a term of 5 years.

(iii) 989,343 warrants exercisable at US$0.70 per share issued in connection of convertible debenture conversions previously valued.

(iv)1,393,982 warrants exercisable at US$0.40 to US$0.90 per share expiring in July and August 2008 were extended to April 9, 2009, and 2,872,224 warrants expiring in July and August 2009 were extended to December 31, 2008 and valued using a risk free interest rate of 1.8% and expected volatility of 64%.  The warrants with extended terms resulted in a fair value of $632,244 reclassified from share capital to contributed surplus warrants.

(v) 57,500 warrants exercisable at US$0.70 per share issued in connection of convertible debenture conversions previously valued.

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

12.  Share Capital (Continued)

(d)	Warrants (Continued)

As at December 31, 2008, the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	Number of Warrants
April 6, 2009	$ 0.40	993,981
April 6, 2009	$ 0.50	65,320
April 6, 2009	$ 0.65	109,604
April 6, 2009	$ 0.75	183,867
April 6, 2009	$ 0.90	1,648,884
May 24, 2009	$ 0.75	1,056,666
July 10, 2009	$ 0.75	52,500
October 9, 2009	$ 0.75	608,333
December 1, 2009	$ 0.50	2,000,000
December 1, 2009	$ 1.00	2,000,000
December 18, 2009	$ 0.75	2,348,857
February 19, 2010	$ 0.75	125,000
March 21, 2010	$ 0.85	71,428
May 1, 2010	$ 0.75	1,498,334
June 6, 2010	$ 0.75	97,579
July 22, 2010	$ 0.75	30,500
July 20, 2013	$ 0.55	5,200,313*
July 20, 2013	$ 0.75	2,600,158*

Total at December 31, 2008		20,691,324

* Warrants will become exercisable at US$0.30 due to contractual obligations subject to board of directors approval (Note 9 (i)).

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

12.  Share Capital (Continued)

(e)	Contributed surplus
2008

Contributed surplus, March 31, 2008	$4,203,394
Issuance of warrants from private placement	403,948
Reclassification on warrant term extension	632,244
Warrants issued with convertible debenture	948,085
Stock options expense	120,021

Contributed surplus, December 31, 2008	$6,307,692

(f)	Conversion component of convertible notes
2008

Balance, March 31, 2008	$3,591,398
Issuance of convertible debt	485,357
Conversion of debentures	(727,076)
Foreign exchange on US denominated liability of convertible notes	135,817

Conversion component, December 31, 2008	$3,485,496

13.   Promissory Notes Payable

As at December 31, 2008, promissory notes payable consists of the following inclusive of interest accrued due to third party lenders:

8% simple interest, promissory notes and interest payable, unsecured	$ 1,584,378
10% simple interest, promissory notes and interest payable, unsecured	346,680

$ 1,931,058

Valcent Products Inc.
Notes to the Interim Consolidated Financial Statements
(A Development Stage Company)
(Expressed in Canadian Dollars)
Unaudited and Prepared by Management

14.   Financial Instruments

The Company has exposure to credit, liquidity, and market risks from its use of financial instruments.  This note provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligtions as they come due.  The Company's financial liabilities consist of accounts payable, accrued liabilities, amounts due to related parties, and convertible debt instruments and promissory notes.  Accounts payable consists of invoices payable to trade suppliers for capital and operating expenditures and for general corporate expenses. Convertible debt instruments and promissory notes are renegotiated to extend terms if possible.  Amounts due to related parties bear interest at market rates and are provided on a non-secured basis.  A secured interest over the assets of the Company however has been pledged for our most recent convertible debt issued in July 2008.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.  The Company does not utilize financial derivatives or other contracts to manage market risks.

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars, Canadian dollars, and British Pounds.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.  There are no exchange rate contracts in place.

Fair Value

At December 31, 2008, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.  Certain of the Company’s convertible debentures or promissory notes may be extended beyond stated terms, and certain of the convertible notes may be converted at a percentage discount to market value.

15.   Capital Management

In order to maintain financial flexibility, the Company may from time to time issue shares and adjust its capital spending to manage current and projected capital levels.  To assess capital and operating efficiency and financial strength, the Company continually monitors its working capital deficiency.

The Company is an exploration stage company.  The Company monitor’s its cash flow requirement on a monthly basis. The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.

16.   Subsequent Events

Subsequent events not disclosed elsewhere in these interim financial statements are as follows:

(a)	On January 27, 2009, the Company issued 1,062,840 shares from conversions of an aggregate of US $185,000 of convertible notes and US$ 11,515 in interest.

(b)	On February 2, 2009, issued 100,000 restricted shares for public relations services.

(c)	On February 5, 2009, the Company issued 90,000 restricted shares at $0.40 per share relating to a debt setoff agreement for internet related services rendered.

(d)
On February 12, 2009, the Company agreed to trade US$1,500,000 in convertible notes yielding 15% per annum (Notes 9 (e),(g)), and US$235,000 in convertible notes yielding 6% per annum (Note 9 (f)), to demand notes aggregating US$2,240,000 yielding simple interest at the rate of 10% per annum.  Accrued interest of US$221,488 was agreed to be settled for an aggregate of 2,500,000 restricted shares.  The arrangement is subject to Board of Directors approval.